SEC File Number
000-33339

CUSIP Number
316839109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [  ] Form 20-F    [  ] Form 11-K      [  ] Form 10-Q
                 [  ] Form 10-D   [  ] Form N-SAR    [  ] Form N-CSR

For Period Ended: December 31, 2005

[   ] Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[ _]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION
FIIC Holdings, Inc.
Full Name of Registrant

Nicklebys.com, Inc.
Former Name if Applicable

1585 Bethel Road, First Floor
Address of Principal Executive Office (Street and Number)

Columbus, Ohio 43220
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant cannot file its Annual Report on Form 10-KSB for the period ended December 31, 2005 within the prescribed time period due to delays resulting from its recent change of auditors, as previously reported in its Current Report on Form 8-K/A, filed on February 17, 2006. In addition, the Registrant has experienced delays related to the recent completion of a merger, which closed on February 28, 2006 and resulted in a change of management. These combined changes have lead to delays in the compilation and review of the information necessary to complete and file Registrant’s Annual Report on the prescribed due date. These delays could not be eliminated without unreasonable effort or expense. The Registrant will file its Annual Report on Form 10-KSB as soon as possible, and in any event no later than the fifteenth calendar day following the prescribed due date for such report.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

James W. France, President and Chief Executive Officer  (614) 326-5469
(Name)        (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒    Yes   ☐ No

Although the Registrant began terminating its prior business operations during the fiscal year ended December 31, 2004, as previously reported, its results of operations for that fiscal year reflected some revenues from its prior operations, as well as from the initial termination process. During the fiscal year ended December 31, 2005, the Registrant’s sole business function was locating a private operating company with whom to combine and effectuating a merger transaction. As a result, the Registrant’s financial results for the fiscal year ended December 31, 2005 will significantly differ from its financial results for the prior fiscal year.
FIIC Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2006                    By:  /s/ James W. France
    James W. France
    President and Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Securities and Exchange Commission
Washington, D.C. 20549

We are the independent registered accounting firm for FIIC Holdings, Inc., formerly Nicklebys.com, Inc., and are in the process of completing our audit of the financial statements of Nicklebys.com, Inc. as of and for the year ended December 31, 2005. Pursuant to Rule 12b-25 as promulgated under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of the Form 12b-25 to be filed by FIIC Holdings, Inc. on or about March 31, 2006, which contains notification of the registrant’s inability to file its Annual Report on Form 10-KSB by March 31, 2006. We have read the registrant’s statements contained in Part III therein and agree with the stated reason as to why we have been unable to complete our audit and report on Nicklebys.com, Inc.’s financial statements for the year ended December 31, 2005, to be included in the Form 10-KSB.

/s/ Miller and McCollom

Miller and McCollom
Certified Public Accountants

Denver, Colorado
March 31, 2006